UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No.2)

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ________________

Commission File Number _______________

TENET FINTECH GROUP INC./ GROUPE TENET FINTECH INC.
(Exact name of Registrant as specified in its charter)

Canada	7372	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

401 Bay Street, Suite 2702

Toronto, Ontario, Canada M5H 2Y4

(514) 340-7775

(Address and telephone number of Registrant's principal executive offices)

CT Corporation System

28 Liberty Street, New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Johnson Joseph	Nikolaos D. Galanopoulos
Tenet Fintech Group Inc.	Galanopoulos & Company
401 Bay Street, Suite 2702	HSBC Building, 885 West Georgia Street
Toronto, Ontario, Canada M5H 2Y4	Suite 1480, Box 1078
Canada	Vancouver, British Columbia, V6C 3E8
(514) 340-7775 ext. 501	Canada
(604) 895-7477

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	TNT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form  ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐  No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐  No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

Yes ☐  No ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.              ☐

SUMMARY

The following summary highlights, and should be read in conjunction with, the more detailed information contained elsewhere in this registration statement, and the documents filed as exhibits hereto.  You should read carefully the entire document, including our financial statements and related notes and other exhibits, to understand our business, and the common shares which are being registered hereby.  You should pay special attention to the "Risk Factors" sections beginning on page 5 of this document. Unless the context otherwise requires, the terms "Tenet," the "Company" and similar references in this prospectus refer to Tenet Fintech Group Inc.

Our Company

Tenet is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members.

Holding Company Structure of Tenet Fintech Group Inc. and Dependence on our Chinese Subsidiaries

We are a holding company incorporated under the laws of Canada. Other than Cubeler Inc., which is incorporated under the Canada Business Corporations Act (the "CBCA") and based in Montreal, Canada, all of our operating subsidiaries are located in the People's Republic of China ("PRC" or "China").  Our Chinese operating subsidiaries are held under Asia Synergy Ltd., a Hong Kong based holding company ("Asia Synergy") which we wholly own.   Therefore, investors should be aware that as we are a holding company that is dependent on the operations of subsidiaries in China, we are subject to unique risks, including legal and operational risks, that could cause the value of our common shares to decline. Chinese laws and regulations governing our current business operations are sometimes vague and uncertain, and, they present, legal and operational risks which may result in material changes in the operations of our Chinese subsidiaries, significant depreciation in the value of our common shares, or an impediment to offering or continuing to offer our securities to investors. Recently, the Chinese government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this registration statement, we and our Chinese subsidiaries have not been involved in any investigations on cybersecurity review initiated by any Chinese regulatory authority, nor have we or any of them received any inquiry, notice or sanction from the Chinese government. As of the date of this registration statement, there are no relevant laws or regulations in China that prohibit companies whose entity interests are within China from listing on overseas stock exchanges. However, because the aforementioned statements and regulatory actions are newly-published, official guidance and implementation rules relating to these statements and actions have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, our ability to accept foreign investments and our ability to maintain a listing on a U.S. exchange. See Risk Factor - The Cyberspace Administration of China (the "CAC") may deem us to be a critical infrastructure operator, resulting in disruptions to our operations - on page 10 below.

Summary of Risk Factors

1. Currency conversion, repatriation of profits and going concern risks associated with the location of all of the Tenet Fintech Group Inc. subsidiaries in China.

  Chinese governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our Chinese subsidiaries to obtain financing.
  We are subject to currency exchange rate risk that may adversely affect our results of operations.
  Our Chinese subsidiaries are subject to restrictions on repatriation of profits to us through dividends or other payments, which may have a material adverse effect on our ability to conduct our business.
  Our ability to repatriate funds from our Chinese operating subsidiaries could affect our ability to continue as a going concern.
  Going Concern and Requirement to Generate Cash Flow for Financial Obligations.
  Our business may be materially and adversely affected if any of our Chinese subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

2. Additional risk factors related to the location of substantially all of our operations in China.

  China's economic, political, and social conditions, as well as government policies, could affect our business, financial condition, and results of operations.
  Our operations in foreign jurisdictions depend on corporate laws that differ from Canadian laws.
  Our operations in foreign jurisdictions expose us to possible diplomatic relations risks.
  Our operations in foreign jurisdictions expose us to possible bribery and corruption schemes.
  If the chops of our Chinese subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.
  Uncertainties regarding the growth and sustained profitability of e-commerce in China could adversely affect our net revenues and business prospects and the trading price of our common shares.
  It is now illegal to engage in digital asset transactions in China, which may adversely affect us.
  Increases in labor costs in China may adversely affect our business and our profitability.

3. Risk factors related to the Chinese regulatory environment within which our Chinese subsidiaries operate.

  Anti-monopoly and unfair competition claims or regulatory actions against us may result in our being subject to fines, constraints on our business and damage to our reputation.
  Regulation and censorship of information distribution over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.
  The China Securities Regulatory Commission (the "CSRC") and other Chinese government agencies may exert more oversight and control over foreign investment in China-based issuers, which could cause the value of our securities to decline significantly or become worthless.
  The Cyberspace Administration of China (the "CAC") may deem us to be a critical infrastructure operator, resulting in disruptions to our operations.
  We may be liable in China for improper use or appropriation of personal information of our customers and for potential non-compliance with data security laws.
  Failure to make adequate contributions to various mandatory social security plans as required by Chinese regulations may subject us to penalties.
  We are subject to Chinese Labor Contract Law, violations of which could materially and adversely affect us.
  There are significant uncertainties under the Chinese Enterprise Income Tax Law (the "EIT Law") relating to the withholding tax liabilities of our Chinese subsidiaries, and dividends payable by our Chinese subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.
  Dividends we pay to our non-Chinese shareholders and gains on the sale of our common shares by our non-Chinese shareholders may be subject to Chinese enterprise income tax liabilities or individual income tax liabilities.
  The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene in, or influence, our operations at any time, which could result in a material change in our operations and diminish the value of our common shares.
  Chinese laws and regulations governing our business operations are sometimes vague and uncertain, and any changes in such laws and regulations may impair our ability to operate profitably.
  We operate in some industrial sectors that require specifics licenses and specially trained personnel.
  Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.
  It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

  You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management based on foreign laws.

4. Risk factors related to lack of U.S. Public Company Accounting Oversight Board ("PCAOB") access to China and additional scrutiny by the U.S. Securities and Exchange Commission ("SEC").

  U.S. Congress, the SEC, and PCAOB have all called for additional and more stringent criteria to be applied to companies operating in China, potentially adding uncertainties to our business operations, share price, and reputation.
  In the future our auditor, like other independent registered public accounting firms operating in China, may not be permitted to be subject to inspection by PCAOB, and consequently investors may be deprived of the benefits of such inspection.

Our Recent Change of Name and Head Office

Effective November 1, 2021, we changed our name from Peak Fintech Group Inc. to Tenet Fintech Group Inc.  The reason for the change of name was that our former name - Peak Fintech Group - could potentially lead to confusion concerning our Company with another entity sharing a similar name, albeit in a different industry. The name change should help to avoid potential future misunderstanding with respect to our former name.

Effective November 1, 2021, we also moved our registered and head office from the Province of Quebec to the Province of Ontario. The main reason for the move is that Toronto, Ontario is the largest technology talent market in Canada. It is part of our business plan to launch Canadian operations in the near term, and moving our offices to Toronto allows us access to a greater technology industry talent pool which will facilitate our business development initiatives in Canada.

As the Company is federally incorporated under the Canadian Business Corporations Act (the "CBCA") there will be no change to our governing corporate law and Company by-laws which remain governed by the Canadian federal CBCA.  However, with respect to our operations in Ontario, as a result of moving our registered and head office from Quebec to Ontario, we will have to comply with Ontario provincial laws and regulations rather than with Quebec provincial laws and regulations.  We do not expect the application of Ontario provincial laws to our operations to have a negative impact on us.

Transfer of funds from our Chinese Operating Subsidiaries

In order to test our ability to transfer funds from our Chinese subsidiaries through to Asia Synergy and ultimately to Tenet, we initiated a management fee payment from certain of our Chinese subsidiaries during the 2021 fiscal year. Although this test of payments from China to Canada was successful, there can be no assurance that we will be able to continue to do so again in the future or that the existing regulations allowing us to do so will not change. Any interruption in our ability to repatriate profits to Canada or to invest in our Chinese subsidiaries will have a severe negative effect on our operations and the value of our common stock.  See Risk Factor - Our Chinese subsidiaries are subject to restrictions on repatriation of profits to us through dividends or other payments, which may have a material adverse effect on our ability to conduct our business on page 6 below.

EXPLANATORY NOTE - INTRODUCTORY INFORMATION

Tenet is a Canadian issuer eligible to file its registration statement under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system with Canada. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Company is filing this Form 40-F registration statement with the SEC to register its class of common shares under Section 12(b) of the Exchange Act.

Previous Form 40-F Filed by the Company

On September 2, 2021, the Company filed a Form 40-F to register its class of common shares under Section 12(b) of the Exchange Act.  The Company's common shares began trading on the Nasdaq Capital Market on September 9, 2021.  On September 28, 2021, Nasdaq informed the Company that it had been advised that the SEC's Division of Corporate Finance had not yet accelerated the effective date of the Company's Form 40-F registration statement and that Nasdaq was thus withdrawing its erroneous certification of approval, which had resulted in the initiation of the Company's common shares trading on the Nasdaq Capital Market on September 9, 2021.  The Company announced on September 28, 2021 that it had voluntarily withdrawn the Form 40-F filed with the SEC while it worked to comply with a request by the SEC for additional disclosure on the basis that the Company has a majority of its operations in China.

The Company filed a new Registration Statement on Form 40-F on October 26, 2021 (the "October 26 Form 40-F") and filed Amendment No. 1 for the sole purpose of filing additional exhibits. This Amendment No. 2 to the October 26 Form 40-F reflects the new location of the head office and registered office of the Company in Toronto, Ontario and the change of name of the Company from Peak Fintech Group Inc./ Groupe Peak Fintech Inc. to Tenet Fintech Group Inc./ Groupe Tenet Fintech Inc., both effective November 1, 2021, as well as other updates to our disclosure.

FORWARD-LOOKING STATEMENTS

The Exhibits incorporated by reference into this registration statement contain forward-looking statements within the meaning of applicable securities laws that reflect management's expectations with respect to future events, the Company's financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would", and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company's revised Annual Information Form for the financial year ended December 31, 2020 filed as Exhibit 99.180 to this registration statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this registration statement should not be unduly relied upon. The Registrant's forward-looking statements contained in the Exhibits incorporated by reference into this registration statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this registration statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management's beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors should be considered carefully and investors should not place undue reliance on the Registrant's forward-looking information as actual results may vary.

Forward-looking information reflects the Registrant's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Registrant's business and the industry and markets in which the Registrant operates. Forward-looking information is not a guarantee of future performance and involves risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Registrant's expectations regarding forward-looking statements or information contained in this Registration Statement include, among others, the Registrant's ability to comply with applicable governmental regulations and standards, the Registrant's success in implementing its strategies and achieving its business objectives, the Registrant's ability to raise sufficient funds from equity or other financings in the future to support its operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

Some of the important risks and uncertainties that could affect forward-looking statements are described in this Registration Statement. Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

RISK FACTORS

1. CURRENCY CONVERSION, REPATRIATION OF PROFITS AND GOING CONCERN RISKS ASSOCIATED WITH THE LOCATION OF ALL OF THE TENET FINTECH GROUP INC. ("TENET," "COMPANY," "we," or "our") SUBSIDIARIES IN CHINA.

Chinese governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our Chinese subsidiaries to obtain financing.

The Chinese government imposes control on the convertibility of its currency, the Renminbi, into foreign currencies and, in certain cases, the remittance of currency out of the People's Republic of China ("China" or the "PRC") . We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions that  the Chinese government imposes on currency conversion may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China's existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include, among other things, dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. To date, our Chinese subsidiaries have been able to pay dividends in foreign currencies to Peak without prior approval from China's State Administration of Foreign Exchange ("SAFE"), by complying with such procedural requirements. Our Chinese subsidiaries may also retain foreign currency in their respective bank accounts for use in payment of international current account transactions. We cannot assure you, however, that the Chinese government will not, at its discretion, take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into or from foreign currencies such as the Canadian dollar for payments relating to capital account transactions, including investments and loans, generally requires the approval of SAFE and other relevant Chinese governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our Chinese subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. If we fail to receive any such required approvals, our ability to use our revenues and to capitalize our PRC operations may be impeded, which could adversely affect our liquidity and our ability to fund and expand our business.

We are subject to currency exchange rate risk that may adversely affect our results of operations.

Currency fluctuations may affect the costs associated with our operations in China. Because the majority of our operations are currently conducted in China, fluctuations in the Renminbi relative to the Canadian dollar may have an adverse effect on our net earnings. It is difficult to predict how market forces or PRC or Canadian government policy may impact the exchange rate between the Renminbi and the Canadian dollar in the future.

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into the Canadian dollar or other foreign currency.

Our Chinese subsidiaries are subject to restrictions on repatriation of profits to us through dividends or other payments, which may have a material adverse effect on our ability to conduct our business.

We are a company incorporated under the laws of Canada. All of our operating subsidiaries, except for one, are located in mainland China. One of our subsidiaries, Asia Synergy, is incorporated in Hong Kong.  We may need dividends and other distributions on equity from our Chinese subsidiaries to satisfy our liquidity requirements in Canada and elsewhere.  Current Chinese regulations permit our Chinese subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our Chinese subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Each of our Chinese subsidiaries may also be required to allocate a portion of their respective after-tax profits based on Chinese accounting standards to employee welfare and bonus funds at such subsidiary's discretion. These reserves are not distributable as cash dividends. These limitations on the ability of our Chinese subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In order to test our ability to transfer funds from our Chinese subsidiaries through to Asia Synergy and ultimately to Tenet, we initiated a management fee payment from our Chinese subsidiaries during the 2021 fiscal year.  The funds representing these management fees were successfully transferred to a bank account maintained by Tenet in Montreal, Canada.  Although this test of payments from China to Canada was successful, there can be no assurance that we will be able to continue to do so again in the future or that the existing regulations allowing us to do so will not change.  Chinese regulations surrounding the repatriation of profits to foreign companies can be complex and at times arbitrary. Any interruption in our ability to repatriate profits to Canada or to invest in our Chinese subsidiaries will have a severe negative effect on our operations and the value of our common stock.  In the event that we are unable to repatriate profits from China to Canada or to invest in our Chinese subsidiaries, we will limit our investments from Canada to China and put greater emphasis on the expansion of our operations outside of China.  Any such limitations could adversely affect our profitability and the value of our common shares.

Our ability to repatriate funds from our Chinese operating subsidiaries could affect our ability to continue as a going concern.

While we generated a profit for the first time in our history in the second quarter of 2021, substantial doubt remains as to our ability to continue as a going concern. Moreover, even if we achieve sustained profitability, Chinese government restrictions surrounding the transfer of funds outside of the country, as discussed above, could restrict our ability to have timely access to profits or cash flows generated by our subsidiaries to meet our financial obligations outside of China and could threaten our ability to continue as a going concern.

We currently operate as a going concern and must generate cash flow to satisfy our financial obligations.

We have prepared our financial statements in accordance with IFRS on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There are conditions and events, however, that cast significant doubt on the validity of this presumption. Our ability to continue as a going concern depends upon achieving profitable operations and upon obtaining additional financing, which we cannot guarantee or predict at this time.  Moreover, our auditors, Raymond Chabot Grant Thornton LLP ("GT Canada"), have stated that there is significant doubt as to our ability to continue as a going concern. Our ability to generate sufficient cash flow from operations to make scheduled payments to contractors, service providers and merchants will depend on our future financial performance, which will be affected by a range of economic, competitive, regulatory, legislative and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations to satisfy our contractual obligations, we may have to undertake alternative financing plans. Our inability to generate sufficient cash flow from operations or undertake alternative financing plans would have an adverse effect on our business, financial condition and results or operations, as well as our ability to satisfy our contractual obligations. Any failure to meet our financial obligations could result in termination of key contracts, which could impact the ability to provide products and services.

Our business may be materially and adversely affected if any of our Chinese subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceedings.

The Chinese Enterprise Bankruptcy Law provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise's assets are, or are demonstrably, insufficient to clear such debts. Our Chinese subsidiaries hold certain assets that are important to our business operations. If any of our Chinese subsidiaries undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

2. ADDITIONAL RISK FACTORS RELATED TO THE LOCATION OF SUBSTANTIALLY ALL OF OUR OPERATIONS IN CHINA.

China's economic, political, and social conditions, as well as government policies, could affect our business, financial condition, and results of operations.

Most of our businesses, assets and operations are located in China. Accordingly, our financial condition, results of operations and business prospects are, to a significant degree, subject to the economic, political and legal developments that transpire in China. China's economy differs from the economies of most developed countries in many respects, including, among other things, government involvement, level of economic development, economic growth rate, control of foreign exchange and allocation of resources.

China's economy is a planned economy, and a substantial portion of productive assets in China remain owned or controlled by the Chinese government. The government also exercises significant control over China's economic growth by allocating resources, setting monetary policy and providing preferential treatment to particular industries or companies. Although the government has implemented economic reform measures to introduce market forces and establish sound corporate governance in business enterprises, the application of such economic reform measures may vary from industry to industry, or across different regions of the country. As a result, we may not benefit from, and may be adversely affected by, such measures.

Our operations in foreign jurisdictions depend on corporate laws that differ from Canadian laws.

We have significant operations in a foreign jurisdiction, namely China, where the laws governing corporations differ from the laws of Canada and other industrialized nations, such as the United States. Chinese law requires that each of our subsidiaries have a legal representative to which certain roles, powers and responsibilities are ascribed. The legal representative's functions and powers are prescribed by state laws, regulations and the articles of association of the pertinent entity. The legal representative is the person authorized to represent the company in all legal matters between the government and the company and to sign legally binding contracts on behalf of the company. Unlike Canadian law, which limits liability for individuals involved in corporations and limited liability or registered business entities, Chinese law makes no liability distinction between the legal representative and the company. The legal representative is responsible for any offense, whether corporate, criminal, civil or other, committed by the company and must bear any fine, punishment or consequences resulting from the offence.

Given the responsibilities and risks associated with the position of legal representative, we may have difficulty in the future to find individuals willing to act as our subsidiaries' legal representatives. Consequently, there can be no assurances that we will always have legal representatives for our subsidiaries. Moreover, since every company must have a legal representative under Chinese law, the lack of a legal representative may force us to temporarily or permanently suspend some or all of our operations in China, which would adversely affect our operations, revenue and profits.

Our operations in foreign jurisdictions expose us to possible diplomatic relations risks.

As a Canadian entity operating in China, we are also exposed to the state of relations between China and Canada. Political and/or cultural tensions between the two countries may reach a point that triggers civil unrest in China against companies with ties to Canada. If that happens, then our customers may decide not to buy our services, and partners may decide to cut ties with us, any of which would negatively impact our operations, revenue and profits.

Our operations in foreign jurisdictions expose us to possible bribery and corruption schemes.

Certain individuals in China may perceive us as a potential bribery target. As such we may be approached by local individuals in China, whether businessmen, government officials or others, to offer us certain favors that would advance our business interests in exchange for cash or other forms of compensation, or threaten to hinder our progress unless compensated in cash or by other means, all of which could violate Chinese laws as well as Canadian and U.S. law. Although we have never engaged, and will never knowingly engage, in such transactions and will report any such offers or threats to the appropriate local authorities, there can be no assurances that we will succeed in preventing individuals looking to engage in such transactions from adversely impacting our operations.

If the chops of our Chinese subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local public security bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our Chinese subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. If any of our authorized personnel obtains, misuses or misappropriates our chops for any reason, we could experience disruptions in our operations. We may also have to take corporate or legal action, which could require significant time and resources to resolve while distracting management from our operations. Any of the foregoing could adversely affect our business and results of operations.

Uncertainties regarding the growth and sustained profitability of e-commerce in China could adversely affect our net revenues and business prospects and the trading price of our common shares.

The continued growth in our revenue and profit substantially depends upon the widespread acceptance and use of the internet as a medium for commerce by businesses in China and elsewhere. In particular, rapid growth in the use of and interest in the internet and other online services is still a relatively recent phenomenon in China, and we cannot assure you that this acceptance and use will continue to develop or that a sufficiently broad base of customers will adopt, and continue to use, the internet as a medium of commerce in China. A decline in the popularity of purchasing on the internet in general, or any failure by us to adapt our platform and improve the experience of our customers in response to trends and consumer requirements, will adversely affect our revenues and business prospects. Moreover, concerns about fraud, privacy, lack of trust and other problems may discourage businesses from adopting the internet as a medium of commerce. In addition, if a well-publicized breach of internet security or privacy were to occur, general internet usage could decline, which could reduce the use of our services and impede our growth. As a result, growth in our customer base depends on attracting customers who have historically used traditional channels of commerce to conduct the types of transactions facilitated by our platform. For our company to be successful, these customers must accept and adopt new ways of conducting business and exchanging information.

It is now illegal to engage in digital asset transactions in China, which may adversely affect us.

In 2013, financial regulators in China, including the People's Bank of China (the "PBOC") banned banks and payment companies from providing bitcoin related services. In 2017, the PBOC, Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission and China Insurance Regulatory Commission issued "Announcement on Preventing Token Fundraising Risks", prohibiting all organizations and individuals from engaging in initial coin offering transactions. On May 21, 2021, the Financial Stability and Development Committee of the State Council in China  called for the need to resolutely control financial risks and crack down on bitcoin mining and trading activities.  On June 21, 2021, the PBOC was reported to have held interviews with certain financial institutions in China, and stressed that banks and other financial institutions in China shall strictly implement the "Guarding Against Bitcoin Risks" and the "Announcement on Preventing Token Fundraising Risks" and other regulatory requirements, diligently fulfill their customer identification obligations, and shall not provide account opening, registration, trading, clearing, settlement and other services related to blockchain and cryptocurrency business.  On September 24, 2021, all digital asset transactions were banned in China.  Ten Chinese government agencies, including the central bank and banking, securities and foreign exchange regulators, reportedly have vowed to work together to root out "illegal" cryptocurrency activity with the PBOC reportedly stating that it was illegal to facilitate cryptocurrency trading and that it planned to severely punish anyone doing so, including those working for overseas platforms from within China.

While we are not engaged in digital asset transactions, the crackdown on such transactions may result in volatility in the fintech sector and may result in increased scrutiny of any financial platforms or financial transactions, which could have a material adverse effect on our business, prospects or operations.

Increases in labor costs in China may adversely affect our business and our profitability.

China's economy has experienced increases in labor costs in recent years. China's overall economy and the average wage in China are expected to continue to grow. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

3. RISK FACTORS RELATED TO THE CHINESE REGULATORY ENVIRONMENT WITHIN WHICH OUR CHINESE SUBSIDIARIES OPERATE.

Anti-monopoly and unfair competition claims or regulatory actions against us may result in our being subject to fines, constraints on our business and damage to our reputation.

China has recently enhanced its enforcement of anti-monopoly laws and regulations. In December 2020, the Chinese government announced that strengthening anti-monopoly measures and preventing the disorderly expansion of capital has become one of its focuses in 2021, and the government aims to improve digital regulations and legal standards for the identification of platform enterprise monopolies, for the gathering, usage and management of data, and for the protection of consumer rights. As a result, the Chinese anti-monopoly enforcement agencies have in recent years strengthened enforcement under the Chinese anti-monopoly law, including conducting investigations and levying significant fines, with respect to concentration of undertakings, cartel activity, monopoly agreements as well as abusive behavior by companies with market dominance. As a result of the Chinese government's focus on anti-monopoly and anticipated enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. Although we do not consider ourselves to fit the definition of a "monopoly" under applicable Chinese anti-monopoly law, in order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may materially and adversely affect our business, growth prospects, reputation and the trading prices of our common shares.

Regulation and censorship of information distribution over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.

China has recently enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. The Chinese government has prohibited the distribution of information through the internet that it deems to be in violation of Chinese laws and regulations. If any of the content on our online platform were deemed to violate any content restrictions by the Chinese government, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

The China Securities Regulatory Commission (the "CSRC") and other Chinese government agencies may exert more oversight and control over foreign investment in China-based issuers, which could cause the value of our securities to decline significantly or become worthless.

Although we are incorporated and based in Canada, with operations in China, Chinese authorities may consider us to be a China-based company.  In 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to prevent illegal activities in the securities market and to promote the high-quality development of their capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of Chinese securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential that any impact such modified or new laws and regulations will have on our future business operations.

Therefore, the CSRC and other Chinese government agencies may exert more oversight and control over foreign investment in China-based issuers or perceived China-based issuers, especially those in the technology field such as us. Additional compliance procedures may be required in connection with our business operations, and, if required, we cannot predict whether we will be able to obtain the approval of any compliance requirements. As a result, we face uncertainty about future actions by the Chinese government that could cause the value of our common shares to significantly decline.

The Cyberspace Administration of China (the "CAC") may deem us to be a critical infrastructure operator, resulting in disruptions to our operations.

The Cybersecurity Law, which came into force in China in 2017, and the Cybersecurity Review Measures (or the "Review Measures"), which were promulgated in China in 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators (the "CIIOs") purchase network-related products and services, which products and services affect or may affect national security. The Review Measures further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before listing in a foreign country.

On July 10, 2021, the CAC published the Circular on Seeking Comments on Cybersecurity Review Measures (Revised Draft for Comments) (the "Review Measures Draft"), which provides that, in addition to critical information infrastructure operators ("CIIOs") that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. The Chinese Regulations on the Protection of the Security of Critical Information Infrastructure took effect on September 1, 2021. These regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. Due to the lack of further interpretations, the exact scope of what constitute a CIIO remains unclear. Further, the Chinese government authorities may have wide discretion in the interpretation and enforcement of these laws.  On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the "Security Administration Draft"), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft is December 13, 2021.

Following a number of visits from government officials during the fiscal years 2019, 2020 and 2021 to better understand our operations and to inspect our infrastructure, including the data we collect and how we protect it, we have not received any form of notice from any authorities identifying us as a CIIO or requiring us to go through cybersecurity review by the CAC. We believe that our operations and Nasdaq listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that our customers are enterprises in different provinces in China and we do not have customers who are individuals. As a result, we possess personal data of fewer than one million individuals in our business operations at this time and do not anticipate that we will be collecting over one million individuals' personal information in the near future, which we understand might otherwise subject us to the draft Measures for Cybersecurity Review.  We cannot assure you that Chinese regulatory agencies, including the CAC, would take the same view as we do in the future, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations.

Our listing on Nasdaq may increase the chance of CAC oversight of us.  There have been recent examples of companies with Chinese operations, such as Didi Chuxing, with or seeking a U.S. stock exchange listing experiencing interventions from Chinese regulatory authorities.  The recent increase in scrutiny of Chinese companies with or seeking a U.S. stock exchange listing may signal the potential for increased CAC oversight of Tenet upon its listing on Nasdaq.

As a result of any such increased CAC oversight, we may be required to suspend new user registration in China or experience other disruptions to our operations should we be subject to a cybersecurity review by the CAC.  We currently depend on the continued expansion of our user base to drive our revenue growth. Any disruption in our ability to expand our user base could lead to significantly less revenue than what we were forecasting, which could materially negatively impact the value of our common shares. Any cybersecurity review could also result in negative publicity and a diversion of our managerial and financial resources, and could have a material adverse effect on our business operations, financial condition, or our ability to accept foreign investments, or list on a U.S. or other foreign exchange.

The Chinese regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with these cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations, among other things.

We may be liable in China for improper use or appropriation of personal information of our customers and for potential non-compliance with data security laws.

Our business involves collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect and to take adequate security measures to safeguard such information.  Certain of those laws include the following:

  Chinese Criminal Law, as amended by its Amendment 7 and Amendment 9, which prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen's personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways.
  The Chinese Cyber Security Law became effective in 2017. Pursuant to the Cyber Security Law, network operators must not, without users' consent, collect their personal information, and may only collect users' personal information necessary to provide their services and shall comply with provisions regarding the protection of personal information.
  The Chinese Data Security Law, which took effect in September 2021, imposes data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used.  If Chinese regulators find us to be non-compliant with the Chinese Data Security Law during a cybersecurity review of our business, we could be subject to fines, penalties, legal proceedings or actions against us that could have a material adverse effect on our business, financial condition or results of operations.

  The Personal Information Protection Law recently took effect in November 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities. We have access to certain information of our customers in providing services and may be required to further adjust our business practice to comply with new regulatory requirements.

The Personal Information Protection Law provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. As the first systematic and comprehensive law specifically for the protection of personal information in China, the Personal Information Protection Law provides, among other things, that (i) an individual's consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual's rights, and (iii) where personal information operators reject an individual's request to exercise his or her rights, the individual may file a lawsuit with a People's Court. If Chinese authorities find us to be non-compliant with the Personal Information Protection Law, we could be subject to fines, penalties, legal proceedings or actions against us that could have a material adverse effect on our business, financial condition or our ability to accept foreign investments, or list on a U.S. or other foreign exchange.

Compliance with the above noted laws on data security and personal information laws could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices or service offerings could fail to meet all of the requirements imposed on us by these laws.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. If Chinese regulators find us to be non-compliant with these and other similar laws, we could be subject to fines, penalties, legal proceedings or actions against us that could have a material adverse effect on our business, financial condition or results of operations.

Failure to make adequate contributions to various mandatory social security plans as required by Chinese regulations may subject us to penalties.

Under the Chinese Social Insurance Law and the Administrative Measures on Housing fund, we are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

As the interpretation of implementation of labor-related laws and regulations are still involving, we cannot assure you that our practice in this regard will not be violate any labor-related laws and regulations regarding including those relating to the obligations to make social insurance payments and contribute to the housing funds and other welfare-oriented payments. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and be subject to penalties, and our business, financial condition and results of operations will be adversely affected.

We are subject to Chinese labor contract law, violations of which could materially and adversely affect us.

Pursuant to the Chinese labor contract law, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees' probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Chinese labor contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations and potentially penalties. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

There are significant uncertainties under the Chinese Enterprise Income Tax Law (the "EIT Law") relating to the withholding tax liabilities of our Chinese subsidiaries, and dividends payable by our Chinese subsidiaries to our offshore subsidiaries may not qualify for certain treaty benefits.

Under the Chinese EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (or the "Double Tax Avoidance Arrangement"), a withholding tax rate of 10% may be lowered to 5% if the Chinese enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant Chinese tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable Chinese laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the "SAT Circular 81," which became effective in 2009, if the relevant Chinese tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Chinese tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the "Beneficial Owner" in Tax Treaties, which became effective in 2018, when determining an applicant's status as the "beneficial owner" regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the "beneficial owner" to file relevant documents with the relevant tax authorities.

We own majority stakes in our Chinese subsidiaries through our Hong Kong subsidiary. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant Chinese tax authority, or we will be able to complete the necessary filings with the relevant Chinese tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our Chinese subsidiaries to our Hong Kong subsidiary, in which case we would be subject to the higher withdrawing tax rate of 10% on dividends received.

Dividends we pay to our non-Chinese shareholders and gains on the sale of our common shares by our non-Chinese shareholders may be subject to Chinese enterprise income tax liabilities or individual income tax liabilities.

Under the Law of the People's Republic of China on Individual Income Tax (the "IIT Law"), individual income tax is payable on Chinese-source dividend income. The implementation regulations of the IIT Law provide that income from dividends derived from companies, enterprises and other economic organizations in China as well as income realized from transfer of properties in China is considered derived from sources inside China, regardless of whether the place of payment was inside China. Therefore, if we are treated as a Chinese tax resident enterprise for purposes of the IIT Law, any dividends we pay to our non-Chinese individual shareholders as well as any gains realized by our non-Chinese individual shareholders or our non-Chinese individual note holders from the transfer of our common shares or our convertible notes may be regarded as Chinese-sourced income and, consequently, may be subject to Chinese tax at a rate of up to 20% (which in the case of dividends will be withheld at source).

Such Chinese taxes may be reduced by an applicable tax treaty, but it is unclear whether in practice our non-Chinese noteholders and shareholders would be able to obtain the benefits of any tax treaties between their country of tax residence and the Chinese in the event that we are treated as a Chinese resident enterprise.

The investment returns of our non-Chinese investors may be materially and adversely affected if any dividends we pay, or any gains realized on a transfer of our common shares, are subject to Chinese tax.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene in, or influence, our operations at any time, which could result in a material change in our operations and diminish the value of our common shares.

The Chinese government exercises substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be impeded by changes in Chinese laws and regulations, including those relating to securities regulation, data protection, cybersecurity, mergers and acquisitions and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Government actions in the future could significantly affect economic conditions in China or particular regions thereof, and could require us to change our operating activities or divest ourselves of any interests we hold in Chinese assets. Our business similarly may be subject to government and regulatory interference in the provinces in which we operate. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Chinese laws and regulations governing our business operations are sometimes vague and uncertain, and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new Chinese laws or regulations may have on our business.

The Chinese legal system is a civil law system based on written statutes. Unlike the common-law system in effect in countries such as Canada and the United States, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new, and the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform, and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the Chinese legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Chinese laws and regulations regarding treatment of foreign owned enterprises may restrict our ability to operate in China.

In 2019, the Chinese government enacted the 2019 PRC Foreign Investment Law (the "Foreign Investment Law") which came into effect on January 1, 2020. The Foreign Investment Law specifies that foreign investments shall be conducted in line with the "negative list" and obtain relevant approval to be issued by or approved to be issued by the Chinese government from time to time. A foreign invested enterprise would not be allowed to make investments in prohibited industries in the "negative list", or would be made to satisfy certain conditions stipulated in the "negative list" for investment in the restricted industries. While we are not, and neither are any of our subsidiaries, subject to the foreign investment restrictions set forth in the currently effective 2020 "negative list" and while we have not been, and neither have any of our subsidiaries, subject to any past restrictions on foreign investment with the exception of AFSC (as discussed on page 20 below), it is uncertain whether the industry in which our subsidiaries operate will be subject to the foreign investment restrictions or prohibitions set forth in any "negative list" to be issued in the future. There are also uncertainties as to how the Foreign Investment Law would be further interpreted and implemented. We cannot assure you that future interpretation and implementation of the Foreign Investment Law will not materially impact the viability of our current corporate structure, corporate governance, and business operations in any aspect.

We operate in some industrial sectors that require specifics licenses and specially trained personnel.

Our operating subsidiaries provide services to businesses operating in various industrial sectors, including some sectors, such as the energy sector, where specific licenses are required to operate and/or provide services to businesses in those sectors. The subsidiaries operating in those sectors must also maintain a minimum number of employees specifically trained to operate in those sectors, who maintain current knowledge of the sectors and remain in compliance with prescribed professional development legislation through annual workshops, training sessions and examinations. Although all of our subsidiaries operating in such sectors have met those requirements, there can be no assurance that they will continue to do so in the future. Failure to comply with those requirements could prevent us from servicing those industrial sectors, which would have a negative adverse effect on our revenue and profits.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with laws, such as privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in China. These laws and regulations impose added costs on our business. Noncompliance could subject us to significant investigations, enforcement actions and sanctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management's attention and resources and an increase in related expenses. Enforcement actions and sanctions therefore could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to function by parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in Canada or the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China.  Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in Canada or the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the Chinese Securities Law, no overseas securities regulator is allowed to directly conduct investigation or evidence collection or other similar activities within the Chinese territory. No entity or individual may provide documents or information related to securities business activities to overseas entities without prior consent of the competent Chinese securities regulatory authority. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to conduct investigation or evidence collection activities directly within China may further increase the difficulties shareholders face in protecting their interests.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management based on foreign laws.

We are a Canadian company and conduct substantially all of our operations in China, and substantially all of our assets are located in China. Certain of our officers and directors reside in China.  As a result, it may be difficult or impossible for you to effect service of process upon us or those persons inside mainland China. It may also be difficult or impossible for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

If you are unable to bring a U.S. claim or collect on a U.S. judgment, you may have to rely on legal claims and remedies available in China or other overseas jurisdictions where we maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the U.S. and difficult to pursue. The recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the Chinese Civil Procedures Law, the Chinese courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of Chinese laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a Chinese court would enforce a judgment rendered by a court in the United States.

4. RISK FACTORS RELATED TO LACK OF U.S. PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD ("PCAOB") ACCESS TO CHINA AND ADDITIONAL SCRUTINY BY THE U.S. SECURITIES and EXCHANGE COMMISSION ("SEC").

U.S. Congress, the SEC, and PCAOB have all called for additional and more stringent criteria to be applied to companies operating in China, potentially adding uncertainties to our business operations, share price, and reputation.

U.S. listed public companies that have substantially all of their operations in China have been the subject of concern by investors, financial commentators and regulatory agencies, such as the SEC. Much of the concern has resulted from Chinese government control over private businesses, as well as financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

In 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges U.S. regulators faced in their oversight of financial statement audits of U.S.-listed public companies with significant operations in China. In 2020, the SEC and PCAOB released a joint statement highlighting the risks associated with investing in companies based in, or having substantial operations in, emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China, higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, U.S. Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

In 2020, the Holding Foreign Companies Accountable Act (the "HFCA Act") became law, requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. Under the HFCA Act, if the PCAOB is unable to inspect a company's auditors for three consecutive years, the company's securities are prohibited from being listed or traded on a U.S. national securities exchange.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted into law, would amend the HFCA Act and reduce the number of consecutive non-inspection years required for triggering the listing and trading prohibitions of the HFCA Act from three years to two years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

As a result of these and other regulatory measures, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect these regulatory measures will have on us, our business and our share price. If we become the subject of any such regulatory or enforcement measures, we will have to expend significant resources to respond. This situation may be costly and time consuming and distract our management from our business. Our business operations could be severely affected, and you could sustain a significant decline in the value of our common shares could result.

In the future our auditor, like other independent registered public accounting firms operating in China, may not be permitted to be subject to inspection by the PCAOB, and consequently investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm, GT Canada, issued an independent auditor's report, dated April 30, 2021, on the financial statements included in our Revised Annual Information Form filed with the Canadian Securities Administrators, dated May 6, 2021.  Our independent registered public accounting firm's audit documentation related to their audit reports included in our annual information form is located in China, and audit procedures take place within China's borders. As auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.  While the audit reports incorporated into this registration statement are prepared by our auditors, GT Canada, a Canadian accounting firm which is subject to PCAOB inspection, there can be no assurance that GT Canada always will be able to comply with all relevant requirements under the HFCA Act in the future.

With respect to future audits of our financial statements, the PCAOB may not be able to conduct its required inspection of our auditors and their work papers where either are located in China.  Trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or fully investigate our auditor, and as a result a U.S. stock exchange may determine to delist our securities, which could cause a significant decline in the value of the securities or cause them to become worthless.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. With respect to future audits of our financial statements, where the PCAOB is unable to inspect our auditor's audit work related to our operations in China, and where such documentation of the audit work is located in China, our investors may be deprived of the benefits of the PCAOB's oversight of auditors that are located in China through such inspections.

The inability of the PCAOB to conduct inspections of our auditor's work papers in China would make it more difficult to evaluate the effectiveness of any of our auditor's audit procedures or quality control procedures that may be located in China as compared to auditors outside of China that are subject to PCAOB inspections. As such, investors might lose confidence in our reported financial information and procedures and the quality of our financial statements. Moreover, trading in our securities might become prohibited under the HFCA if the PCAOB were to determine that it cannot inspect or fully investigate our auditor, and as a result of any such finding a national exchange might determine to delist our securities.

SUPPLEMENTAL STATEMENTS

1. PCAOB does not have access to auditors in China

GT Canada is a PCAOB-registered Canadian accounting firm and a member of Grant Thornton International Ltd. which has offices in over 140 countries including the United States, China ("GT China") and Hong Kong. As the Company currently operates through a series of subsidiaries in China, those subsidiaries' financial statements are consolidated and then audited by GT China. The consolidated financial statements of the Subsidiaries along with the financial statements of our Hong Kong holding subsidiary are consolidated with our Canadian financial statements, which are audited and signed by GT Canada.

While China currently does not permit inspections by the PCAOB, GT China has informed us that they have not received an inspection request from the PCAOB as of the date of this registration statement. Additionally, GT China has informed us that as of the date of this registration statement, they have not received any formal notification from the Chinese authorities with regards how China will respond to the HFCA Act requirements.  Noncompliance on the part of the Chinese authorities with PCAOB inspections in China could trigger all of the risks detailed in the above risk factors regarding PCAOB inspection.

2. Tenet is not a VIE and additional disclosure regarding Chinese Subsidiaries.

The term "variable interest entity" as used by the U.S. Financial Accounting Standards Board (the "FASB") in its Accounting Standards Codification ("ASC") 810-10 generally refers to an entity in which a public company has a variable interest that is not based on having the majority of voting rights.

According to ASC 810-10, an investee is identified as a VIE when "its equity investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or, as a group, the holders of the entity's equity investment at risk lack any one of the following three characteristics:

a. the power, through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity's economic performance,

b. the obligation to absorb the expected losses of the entity, and

c. the right to receive the expected residual returns of the entity."

VIEs are primarily entities that lack sufficient equity to finance their activities without financial support from others and/or whose equity holders, as a group, lack one or more of the following characteristics: ability to make decisions, obligation to absorb expected losses and right to receive expected residual returns.

A public company is generally deemed to have a controlling financial Interest in a VIE when it (i) has the power to direct the VIE's activities that most significantly impact the VIE's economic performance, and (ii) has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. As the VIE's primary beneficiary, the public company is required to consolidate the VIE and include the VIE's assets, liabilities, and results of operations in its consolidated financial statements.

A variable interest that a public company has in another entity may manifest itself outside of ownership or equity investment and could be a contractual or other monetary interest that changes with such entity's fair value. A variable interest may result explicitly from an agreement or instrument or implicitly from a relationship or arrangement. Examples of variable interests include operating leases, service contracts, debt instruments and guarantees. For example, a public company may provide decision-making services to another entity.

As we own a majority equity interest in, and have control over, the voting shares of each of our Chinese operating subsidiaries, based on the definition and characteristics of what the FASB considers to be a VIE, we believe that neither we nor any of our subsidiaries is a VIE.

We own our subsidiaries as follows, with our percentage of voting securities indicated for each subsidiary:

TENET FINTECH GROUP
(CSE: PKK)
100%
Asia Synergy Ltd. (Hong Kong)
100%
Cubeler Inc. (Montreal)
100%
Asia Synergy Holdings Ltd. (Shanghai)
100%
Wuxi Aorong Ltd. (Wuxi)
100%
Asia Synergy Data Solutions Ltd. (Shanghai)
100%
Asia Synergy Technologies Ltd. (Shanghai)
51%
Asia Synergy Financial Capital Ltd. (Wuxi)
100%
Asia Synergy Supply-chain Technologies Ltd. (Wuxi)
100%
Zhejiang Xinjiupin – Oil & Gas Management Co. (Zhoushan)
100%
Asia Synergy Credit Solutions Ltd. (Wuxi)
51%
Asia Synergy Supply Chain Ltd. (Jiangyin)
100%
Xinxiang Technologies Ltd. (Beijing)
100%
Huike Internet Technology Co., Ltd. (Beijing)
51%
Wechain Technology Service Co., Ltd. (Nanjing)
51%
Kailifeng New Energy Technology Co., Ltd (Beijing)

With the exceptions of Cubeler Inc. which was incorporated in Canada under the CBCA and Asia Synergy Ltd. which was incorporated in Hong Kong, all subsidiaries are formed under the laws of China.

We own less than 100% of the following subsidiaries: Asia Synergy Financial Capital Ltd. (ASFC), Asia Synergy Supply Chain Ltd. (ASSC), Wechain Technology Service Co., Ltd. and Kailifeng New Energy Technology Co., Ltd. (collectively the "Majority Owned Subsidiaries").  With respect to each of the Majority Owned Subsidiaries, we own  51% of the equity while the remaining 49% of the equity is owned by a strategic Chinese partner.  In the case of ASFC, there was a restriction on foreign ownership of financial services companies in China at the time of its incorporation.  Regardless of the foreign ownership restrictions applicable to our establishment of ASFC, we primarily decided to establish and maintain 51% equity for each of the Majority Owned Subsidiaries, including ASFC, in order to limit our investment expenditures while benefiting from our Chinese partner's infrastructure, expertise, and relationships in the industry required to initiate operations and attract clients to our "Business Hub".  The Business Hub is an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem.

Additionally, in the case of ASFC, another primary objective was to demonstrate to banks and other financial institutions that they could safely and efficiently make loans and extend credit to small and medium size enterprises using our Business Hub.  In establishing ASFC, we did not intend to enter the business of lending.  We simply used ASFC as a manner of attracting banking and financial institutions as clients that would thereafter use our technology services offered in the Business Hub.  As ASFC has now served its marketing purpose, we intend to dispose of our interest in that company.

Regulatory Permissions

To operate our general business activities currently conducted in China, each of our PRC subsidiaries is required to obtain a business licenses from local authorities.  Each of our PRC subsidiaries has obtained a valid business license, and no application for any such license has been denied or revoked.  Other than in respect of business licenses and AFSC (as discussed in the immediately preceding section), we are not aware of any permissions that any of our PRC subsidiaries is required to obtain from Chinese authorities, including the CSRC and the CAC or any other entity, to operate or for those subsidiaries to issue securities to Asia Synergy or for Asia Synergy to issue securities to us.  As of the date of this registration statement, we have not received any inquiry, notice, warning or sanction in relation to the listing of our common shares on Nasdaq from the CSRC, the CAC, or any other Chinese authority that has jurisdiction over our operations.  See "Risk Factors - on page 10 regarding The China Securities Regulatory Commission and the Cyberspace Administration of China.

3. Digital Currency

We have recently adapted our platforms to be able to support China's digital yuan, which is a centralized, cash-like digital currency. However, we do not operate a digital or cryptocurrency platform. Unlike cryptocurrencies such as Bitcoin, China's digital yuan is legal tender, is backed by yuan deposits, is centralized and not anonymous. It is managed by China's Central Bank, and we understand that it will eventually have to be used by everyone doing business in the country. The platform adaptations merely allow members of our Business Hub ecosystem to use it to transact on the platform just like the traditional (non-digital) yuan.

4. Lending Platform Statement

Our primary business is to use data, analytics and AI technology to bring together businesses and financial institutions to conduct business with each other, for which we charge service fees. We facilitate lending and credit transactions between businesses and lending financial institutions, only one of which is our own subsidiary. We initially created the lending subsidiary ASFC, which has very limited lending capacity, only to serve as an example to other lenders of our analytics and AI capabilities. That subsidiary accounts for less that 2% of our revenue, and we intend to eventually sell this subsidiary. The vast majority of our revenue comes from service fees related to our technology.

5. Going Concern

The level of revenue which we currently generate is not presently sufficient to meet our working capital requirements, and our auditors, GT Canada, have stated that there is significant doubt about our ability to continue as a going concern. Our ability to continue as a going concern depends upon our ability to raise additional financing. Although we have been successful in the past in doing so, there is no assurance that we will manage to obtain additional financing in the future. Also, we incurred a net loss for the six-month period ended June 30, 2021, we had an accumulated deficit as at June 30, 2021, and we had not yet generated positive cash flows from operations on a regular basis. Until we generate positive cash flow, we will continue to assess our working capital needs and undertake whatever initiatives we deem necessary to ensure that we continue to be in a position to meet our financial obligations. These material uncertainties cast significant doubt regarding our ability to continue as a going concern. Refer to "Risk Factors - Our ability to repatriate funds from our Chinese operating subsidiaries could affect our ability to continue as a going concern" and "Risk Factors - Going Concern and Requirement to Generate Cash Flow for Financial Obligations" above.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by Canada and the United States, to prepare this Registration Statement on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its consolidated financial statements, which are filed with this Registration Statement on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.293 inclusive, as set forth in the Exhibit Index attached hereto.  The documents filed or incorporated by reference as Exhibits contain all information material to an investment decision that the Registrant, since January 1, 2020: (i) made or was required to make public pursuant to the law of any Canadian jurisdiction; (ii) filed or was required to file with the Canadian Securities Exchange (the "CSE") and which was made public by the CSE; or (iii) distributed or was required to distribute to its security holders.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of its auditors as Exhibit 99.271, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF OUR COMMON SHARES

The disclosure containing a description of the securities to be registered is included under the heading "Description of Capital Structure" beginning on page 25 of the Registrant's revised Annual Information Form, attached hereto as Exhibit 99.180.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any "off-balance sheet arrangements" (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F).

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2020, information with respect to the Registrant's known contractual obligations (in Canadian dollars):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$40,000	-	$40,000	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	$237,786	$116,864	$120,922	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities (bonds, debentures)	$425,000	$25,000	$400,000	-	-
Total	$702,786	$141,864	$560,922	-	-

NASDAQ CORPORATE GOVERNANCE

Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series shall disclose in its registration statement related to its initial public offering or first U.S. listing on Nasdaq, or on its website at www.tenetfintech.com, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of those requirements.

The Company does not follow Rule 5620(c), but instead follows its home country practice. Nasdaq minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding common shares. The Company's bylaws provide that a person present at the opening of a meeting and representing personally or by proxy at least two shareholders holding together at least 5% of the issued and outstanding voting shares of the Company shall constitute a quorum for the transaction of business at any shareholders' meeting. The foregoing is consistent with the laws, customs, and practices in Canada.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant has filed with the Commission a Form F-X. Any change to the name or address of the Registrant's agent and service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Tenet Fintech Group Inc.

By:	/s/ Johnson Joseph
Name: Johnson Joseph Title: Chief Executive Officer

Date: December 6, 2021

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
99.1 *	Software and royalty license agreement with Cubeler dated March 27, 2017*
99.2 *	Amendment to software and royalty license agreement with Cubeler dated February 26, 2018*
99.3 *	Form 7 monthly progress report dated January 8, 2020*
99.4 *	News release dated January 10, 2020*
99.5 *	Form 45-106F1 report of exempt distribution dated January 27, 2020*
99.6 *	News release dated February 4, 2020*
99.7 *	News release dated February 5, 2020*
99.8 *	Form 7 monthly progress report dated February 7, 2020*
99.9 *	Form 45-106F1 report of exempt distribution dated February 13, 2020*
99.10 *	News release dated February 18, 2020*
99.11 *	News release dated February 18, 2020*
99.12 *	News release dated February 20, 2020*
99.13 *	News release dated February 24, 2020*
99.14 *	News release dated March 3, 2020*
99.15 *	News release dated March 5, 2020*
99.16 *	Form 7 monthly progress report dated March 6, 2020*
99.17 *	News release dated March 12, 2020*
99.18 *	News release dated March 16, 2020*
99.19 *	News release dated March 19, 2020*
99.20 *	News release dated March 24, 2020*
99.21 *	News release dated April 1, 2020*
99.22 *	News release dated April 6, 2020*
99.23 *	Form 7 monthly progress report dated April 7, 2020*
99.24 *	News release dated April 20, 2020*
99.25 *	Form 45-106F1 report of exempt distribution dated April 24, 2020*
99.26 *	News release dated April 27, 2020*
99.27 *	News release dated April 30, 2020*
99.28 *	News release dated May 5, 2020*
99.29 *	Form 7 monthly progress report dated May 7, 2020*
99.30 *	News release dated May 11, 2020*
99.31 *	News release dated May 12, 2020*
99.32 *	Notice of the meeting and record date dated May 20, 2020 with respect to the June 30, 2020 annual meeting of shareholders*
99.33 *	Certificate of abridgement dated May 20, 2020*
99.34 *	Ontario Form 13-502F1 participation fee management certification for the year ended December 31, 2019 dated May 21, 2020*
99.35 *	Alberta Form 13-502F1 participation fee management certification for the year ended December 31, 2019 dated May 21, 2020*
99.36 *	Audited annual financial statements for the years ended December 31, 2019 and 2018*
99.37 *	Management's discussion and analysis for the year ended December 31, 2019 dated May 21, 2020*
99.38 *	Form 52-109FV1 CEO certification of annual filings dated May 21, 2020*
99.39 *	Form 52-109FV1 CFO certification of annual filings dated May 21, 2020*
99.40 *	News release dated May 21, 2020*
99.41 *	Notice of the annual meeting of shareholders dated May 29, 2020 with respect to the June 30, 2020 shareholders' meeting*
99.42 *	Management information circular dated May 29, 2020 with respect to the June 30, 2020 annual meeting of shareholders*
99.43 *	Form of Proxy with respect to the June 30, 2020 annual meeting of shareholders*
99.44 *	Form 7 monthly progress report dated June 5, 2020*

Exhibit	Description
99.45 *	Form 45-106F1 report of exempt distribution dated June 8, 2020*
99.46 *	News release dated June 10, 2020*
99.47 *	News release dated June 14, 2020*
99.48 *	Interim financial statements for the three-month periods ended March 31, 2020 and 2019*
99.49 *	Management's discussion and analysis for the three-month periods ended March 31, 2020 and 2019, dated June 29, 2020*
99.50 *	Form 52-109FV2 CEO certification of interim filings dated June 29, 2020*
99.51 *	Form 52-109FV2 CFO certification of interim filings dated June 29, 2020*
99.52 *	News release dated June 29, 2020*
99.53 *	Form 7 monthly progress report dated July 8, 2020*
99.54 *	News release dated July 15, 2020*
99.55 *	Confirmation of transfer agent dated July 20, 2020*
99.56 *	News release dated July 22, 2020*
99.57 *	Letter of transmittal with respect to a 10 for 1 share consolidation*
99.58 *	Proof share certificate dated July 23, 2020*
99.59 *	Confirmation of record date for share consolidation dated July 23, 2020*
99.60 *	Confirmation to CSE of notification to CDS of a 10 for 1 share consolidation dated July 23, 2020*
99.61 *	Certified copy of shareholders' resolutions dated July 23, 2020*
99.62 *	Form 12 notice of proposed stock consolidation dated July 23, 2020*
99.63 *	Certificate of Amendment of Articles of the Company dated July 27, 2020 with respect to a 10 for 1 share consolidation*
99.64 *	News release dated July 27, 2020*
99.65 *	News release dated July 28, 2020*
99.66 *	Material change report dated August 5, 2020*
99.67 *	Form 7 monthly progress report dated August 10, 2020*
99.68 *	Form 45-106F1 report of exempt distribution dated August 11, 2020*
99.69 *	News release dated August 14, 2020*
99.70 *	Amended material change report dated August 21, 2020*
99.71 *	News release dated August 24, 2020*
99.72 *	Interim financial statements for the three and six-month periods ended June 30, 2020 and 2019*
99.73 *	Management's discussion and analysis for the three and six-month periods ended June 30, 2020 and 2019 dated August 27, 2020*
99.74 *	Form 52-109FV2 CEO certification of interim filings dated August 27, 2020*
99.75 *	Form 52-109FV2 CFO certification of interim filings dated August 27, 2020*
99.76 *	News release dated August 27, 2020*
99.77 *	News release dated August 28, 2020*
99.78 *	Form 45-106F1 report of exempt distribution dated August 31, 2020*
99.79 *	Form 7 monthly progress report dated September 8, 2020*
99.80 *	News release dated September 10, 2020*
99.81 *	News release dated September 17, 2020*
99.82 *	News release dated September 18, 2020*
99.83 *	News release dated September 21, 2020*
99.84 *	News release dated September 22, 2020*
99.85 *	Notice of the meeting and record date dated September 22, 2020 with respect to the November 9, 2020 special meeting of shareholders*
99.86 *	News release dated September 28, 2020*
99.87 *	News release dated October 1, 2020*
99.88 *	Notice of the special meeting of shareholders dated October 2, 2020 with respect to the November 9, 2020 special shareholders' meeting*
99.89 *	Management information circular dated October 2, 2020 with respect to the November 9, 2020 special meeting of shareholders*
99.90 *	Form of Proxy with respect to the November 9, 2020 special meeting of shareholders*
99.91 *	News release dated October 5, 2020*
99.92 *	News release dated October 6, 2020*

Exhibit	Description
99.93 *	Form 7 monthly progress report dated October 7, 2020*
99.94 *	Form 45-106F1 report of exempt distribution dated October 9, 2020*
99.95 *	News release dated October 20, 2020*
99.96 *	News release dated October 23, 2020*
99.97 *	News release dated October 27, 2020*
99.98 *	News release dated October 30, 2020*
99.99 *	News release dated November 5, 2020*
99.100 *	News release dated November 6, 2020*
99.101 *	Form 7 monthly progress report dated November 6, 2020*
99.102 *	News release dated November 9, 2020*
99.103 *	News release dated November 12, 2020*
99.104 *	Certificate of amendment dated November 18, 2020 with respect to a change of name of the Company to Peak Fintech Group Inc./Groupe Peak Fintech Inc.*
99.105 *	News release dated November 19, 2020*
99.106 *	Confirmation of CUSIP/ISIN dated November 19, 2020*
99.107 *	Proof share certificate dated November 19, 2020*
99.108 *	Confirmation transfer agent dated November 23, 2020*
99.109 *	News release dated November 23, 2020*
99.110 *	News release dated November 26, 2020*
99.111 *	Interim financial statements for the three and nine-month periods ended September 30, 2020 and 2019*
99.112 *	Management's discussion and analysis for the three and nine-month periods ended September 30, 2020 and 2019 dated November 26, 2020*
99.113 *	Form 52-109FV2 CEO certification of interim filings dated November 26, 2020*
99.114 *	Form 52-109FV2 CFO certification of interim filings dated November 26, 2020*
99.115 *	News release dated November 26, 2020*
99.116 *	News release dated December 1, 2020*
99.117 *	Form 7 monthly progress report dated December 7, 2020*
99.118 *	News release dated December 9, 2020*
99.119 *	News release dated December 11, 2020*
99.120 *	News release dated December 15, 2020*
99.121 *	News release dated December 21, 2020*
99.122 *	News release dated December 21, 2020*
99.123 *	News release dated December 24, 2020*
99.124 *	News release dated December 29, 2020*
99.125 *	Annual information form dated December 29, 2020 for the financial year ended December 31, 2019*
99.126 *	Form 52-109F1-AIF CEO certification of annual filings dated December 29, 2020*
99.127 *	Form 52-109F1-AIF CFO certification of annual filings dated December 29, 2020*
99.128 *	News release dated January 4, 2021*
99.129 *	Notice of the special meeting of shareholders dated January 6, 2021 with respect to the February 16, 2021 special shareholders' meeting*
99.130 *	Form 7 monthly progress report dated January 6, 2021*
99.131 *	News release dated January 11, 2021*
99.132 *	Notice declaring intention to be qualified under National Instrument 44-101 Short Form Prospectus Distributions dated January 13, 2021*
99.133 *	News release dated January 18, 2021*
99.134 *	News release dated January 25, 2021*
99.135 *	Notice of the special meeting of shareholders dated January 26, 2021 with respect to the February 16, 2021 special shareholders' meeting*
99.136 *	Management information circular dated January 26, 2021 with respect to the February 16, 2021 special meeting of shareholders*
99.137 *	Form of Proxy with respect to the February 16, 2021 special meeting of shareholders*
99.138 *	News release dated January 28, 2021*
99.139 *	News release dated January 29, 2021*

Exhibit	Description
99.140 *	News release dated February 3, 2021*
99.141 *	Form 7 monthly progress report dated February 5, 2021*
99.142 *	News release dated February 8, 2021*
99.143 *	News release dated February 10, 2021*
99.144 *	News release dated February 16, 2021*
99.145 *	News release dated February 24, 2021*
99.146 *	News release dated March 2, 2021*
99.147 *	News release dated March 4, 2021*
99.148 *	Form 7 monthly progress report dated March 5, 2021*
99.149 *	News release dated March 9, 2021*
99.150 *	Preliminary short form prospectus dated March 11, 2021*
99.151 *	Qualification certificate dated March 11, 2021*
99.152 *	Form 8 notice of proposed prospectus offering dated March 12, 2021*
99.153 *	News release dated March 12, 2021*
99.154 *	Decision document (visa) from the autorité des marchés financiers dated March 12, 2021*
99.155 *	Material change report dated March 18, 2021*
99.156 *	News release dated March 26, 2021*
99.157 *	PowerPoint presentation dated March 2021*
99.158 *	Form 7 monthly progress report dated April 8, 2021*
99.159 *	Amended interim financial statements for the three and nine-month periods ended September 30, 2020 and 2019*
99.160 *	Amended management's discussion and analysis for the three and nine-month periods ended September 30, 2020 and 2019, dated April 23, 2021*
99.161 *	Form 52-109FV2 CEO certification of interim filings dated April 30, 2021*
99.162 *	Form 52-109FV2 CFO certification of interim filings dated April 30, 2021*
99.163 *	News release dated April 30, 2021*
99.164 *	Ontario Form 13-502F1 participation fee management certification for the year ended December 31, 2020 dated April 30, 2021*
99.165 *	Alberta Form 13-502F1 participation fee management certification for the year ended December 31, 2020 dated April 30, 2021*
99.166 *	Audited annual financial statements for the years ended December 31, 2020 and 2019*
99.167 *	Management's discussion and analysis for the years ended December 31, 2020 and 2019, dated April 30, 3021*
99.168 *	Form 52-109FV1 CEO certification of annual filings dated April 30, 2021*
99.169 *	Form 52-109FV1 CFO certification of annual filings dated April 30, 2021*
99.170 *	News release dated April 30, 2021*
99.171 *	Notice of the meeting and record date dated May 3, 2021 with respect to the June 30, 2021 annual and special meeting of shareholders*
99.172 *	Annual information form dated May 6, 2021 for the financial year ended December 31, 2020*
99.173 *	Form 52-109F1-AIF CEO certification of annual filings dated May 14, 2021*
99.174 *	Form 52-109F1-AIF CFO certification of annual filings dated May 14, 2021*
99.175 *	Form 7 monthly progress report dated May 7, 2021*
99.176 *	Notice of the annual meeting of shareholders dated May 27, 2021 with respect to the June 30, 2021 annual shareholders' meeting*
99.177 *	Management information circular dated May 27, 2021 with respect to the June 30, 2021 annual meeting of shareholders*
99.178 *	Form of Proxy with respect to the June 30, 2021 annual meeting of shareholders*
99.179 *	Amended management's discussion and analysis for the years ended December 31, 2020 and 2019, dated April 30, 3021 and filed May 28, 2021*
99.180 *	Revised annual information form dated May 6, 2021 for the financial year ended December 31, 2020 and filed May 28, 2021*
99.181 *	Form 52-109F1R CEO certification of refiled annual filings filed May 28, 2021*
99.182 *	Form 52-109F1R CFO certification of refiled annual filings filed May 28, 2021*
99.183 *	Cover letter to amended year-end 2020 MD&A and amended 2020 annual information form filed May 31, 2021*

Exhibit	Description
99.184 *	Interim financial statements for the three-month periods ended March 31, 2021 and 2020*
99.185 *	Management's discussion and analysis for the three-month periods ended March 31, 2021 and 2020, dated May 31, 2021*
99.186 *	Form 52-109FV2 CEO certification of interim filings dated May 31, 2021*
99.187 *	Form 52-109FV2 CFO certification of interim filings dated May 31, 2021*
99.188 *	News release dated May 31, 2021*
99.189 *	Form 7 monthly progress report dated May 31, 2021*
99.190 *	News release dated June 1, 2021*
99.191 *	Amended interim financial statements for the three-month periods ended March 31, 2021 and 2020*
99.192 *	Amended management's discussion and analysis for the three-month periods ended March 31, 2021 and 2020, dated May 31, 2021 filed June 7, 2021*
99.193 *	Form 52-109F2R CEO certification of refiled interim filings dated June 7, 2021*
99.194 *	Form 52-109F2R CFO certification of refiled interim filings dated June 7, 2021*
99.195 *	Cover letter to re-filed first quarter 2021 financial statements and MD&A filed June 7, 2021*
99.196 *	Amended and restated preliminary short form prospectus dated June 10, 2021*
99.197 *	Decision document (visa) from the autorité des marchés financiers dated June 10, 2021*
99.198 *	PowerPoint presentation dated June 21, 2021*
99.199 *	News release dated June 22, 2021*
99.200 *	Agency agreement dated June 22, 2021*
99.201 *	Undertaking to file warrant indenture dated June 22, 2021*
99.202 *	Non-issuer form of submission to jurisdiction for John Roumeliotis dated June 22, 2021*
99.203 *	Non-issuer form of submission to jurisdiction for Mark Dumas dated June 22, 2021*
99.204 *	Non-issuer form of submission to jurisdiction for Bin Xu dated June 22, 2021*
99.205 *	Final short form prospectus dated June 22, 2021*
99.206 *	Consent letter of underwriter's legal counsel dated June 22, 2021*
99.207 *	Consent letter of issuer's legal counsel dated June 22, 2021*
99.208 *	Auditor's consent letter dated June 22, 2021*
99.209 *	Amended form 8 notice of proposed prospectus offering dated June 22, 2021*
99.210 *	Form 6 certificate of compliance dated June 22, 2021*
99.211 *	Decision document (visa) from the autorité des marchés financiers dated June 25, 2021*
99.212 *	News release dated June 25, 2021*
99.213 *	News release dated July 7, 2021*
99.214 *	Warrant indenture dated July 7, 2021*
99.215 *	Form 7 monthly progress report dated July 8, 2021*
99.216 *	News release dated July 9, 2021*
99.217 *	News release dated July 13, 2021*
99.218 *	Proof share certificate dated July 19, 2021*
99.219 *	News release dated July 20, 2021*
99.220 *	Form 12 notice of proposed stock consolidation dated July 22, 2021*
99.221 *	Certified copy of shareholders' resolutions dated July 22, 2021*
99.222 *	Confirmation to CSE of notification to CDS of a 2 for 1 share consolidation dated July 22, 2021*
99.223 *	Confirmation of record date for share consolidation dated July 22, 2021*
99.224 *	Confirmation of transfer agent dated July 22, 2021*
99.225 *	Letter of transmittal with respect to a 2 for 1 share consolidation*
99.226 *	News release dated July 22, 2021*
99.227 *	CDS confirmation of CUSIP for warrants dated March 23, 2021 and filed July 23, 2021*
99.228 *	Transfer agent confirmation regarding appointment as warrant agent dated July 7, 2021and filed July 23, 2021*
99.229 *	News release dated July 26, 2021*
99.230 *	Certificate and articles of amendment dated July 27, 2021 with respect to a 1 for 2 consolidation of the issued and outstanding common shares of the Company*
99.231 *	News release dated July 29, 2021*
99.232 *	News release dated August 3, 2021*

Exhibit	Description
99.233 *	News release dated August 5, 2021*
99.234 *	Material change report dated August 5, 2021*
99.235 *	Form 7 monthly progress report dated August 6, 2021*
99.236 *	News release dated August 11, 2021*
99.237 *	News release dated August 16, 2021*
99.238 *	News release dated August 18, 2021*
99.239 *	Material change report dated August 25, 2021*
99.240 *	Interim financial statements for the three and six-month periods ended June 30, 2021 and 2020*
99.241 *	Management's discussion and analysis for the three and six-month periods ended June 30, 2021 and 2019 dated August 26, 2021*
99.242 *	Form 52-109FV2 CEO certification of interim filings dated August 26, 2021*
99.243 *	Form 52-109FV2 CFO certification of interim filings dated August 26, 2021*
99.244 *	News release dated August 26, 2021*
99.245 **	News release dated September 7, 2021**
99.246 **	Form 7 monthly progress report dated September 8, 2021**
99.247 **	News release dated September 14, 2021**
99.248 **	News release dated September 17, 2021**
99.249 **	Material change report dated September 20, 2021**
99.250 **	News release dated September 21, 2021**
99.251 **	News release dated September 28, 2021**
99.252 **	Form 9 notice of issuance or proposed issuance of securities dated September 29, 2021**
99.253 **	News release dated October 1, 2021**
99.254 **	Amended form 9 notice of issuance of securities dated October 1, 2021**
99.255 **	Form 6 certificate of compliance dated October 1, 2021**
99.256 **	Closing letter to CSE dated October 1, 2021**
99.257 **	News release dated October 4, 2021**
99.258 **	News release dated October 5, 2021**
99.259 **	News release dated October 6, 2021**
99.260 **	Notice of special meeting of shareholders dated October 6, 2021 with respect to the October 27, 2021 special meeting of shareholders**
99.261 **	Management information circular dated October 6, 2021 with respect to the October 27, 2021 special meeting of shareholders**
99.262 **	Form of proxy with respect to the October 27, 2021 special meeting of shareholders**
99.263 **	Certificate of abridgement dated October 6, 2021**
99.264 **	Form 7 monthly progress report dated October 7, 2021**
99.265 **	News release dated October 8, 2021**
99.266 **	Form 9 notice of issuance or proposed issuance of securities dated October 8, 2021**
99.267 **	News release dated October 12, 2021**
99.268 **	Material change report dated October 12, 2021**
99.269 **	News release dated October 15, 2021**
99.270 **	News release dated October 22, 2021**
99.271 *	Consent of auditors dated October 26, 2021*
99.272	News release dated October 27, 2021
99.273	Confirmation of CUSIP/ISIN for common shares dated October 19, 2021 and filed October 27, 2021
99.274	Confirmation of CUSIP/ISIN for warrant dated October 19, 2021 and filed October 27, 2021
99.275	Proof share certificate dated October 27, 2021
99.276	Proof warrant certificate dated October 27, 2021
99.277	Confirmation transfer agent dated October 27, 2021
99.278	Confirmation of change of name to securities commissions dated October 27, 2021
99.279	News release dated October 29, 2021
99.280	Certificate of amendment dated November 1, 2021 with respect to a change of name of the Company to Tenet Fintech Group Inc./Groupe Tenet Fintech Inc.
99.281	Certificate of amendment dated November 1, 2021 with respect to a change of the province where the registered office is situated

Exhibit	Description
99.282	Form 7 monthly progress report dated November 3, 2021
99.283	News release dated November 5, 2021
99.284	Material change report dated November 8, 2021
99.285	Material change report dated November 15, 2021
99.286	Interim financial statements for the three and nine-month periods ended September 30, 2021 and 2020
99.287	Management's discussion and analysis for the three and nine-month periods ended September 30, 2021 and 2020 dated November 15, 2021
99.288	Form 52-109FV2 CEO certification of interim filings dated November 15, 2021
99.289	Form 52-109FV2 CFO certification of interim filings dated November 15, 2021
99.290	News release dated November 15, 2021
99.291	News release dated November 18, 2021
99.292	News release dated November 30, 2021
99.293	News release dated December 3, 2021

* previously filed with the October 26 Form 40-F

** previously filed with Amendment No. 1